EXHIBIT 3.1

AMENDMENT TO THE AMENDED AND RESTATED BY-LAWS

OF GEE GROUP INC.

(Effective as of August 11, 2023)

Article III, Section 2 of the Amended and Restated By-Laws of GEE Group, Inc. (the “Corporation”) is hereby amended and restated in its entirety as follows:

“SECTION 2. NUMBER, TENURE AND QUALIFICATIONS. The number of Directors of the Corporation shall be nine (9). The Directors shall be divided into three classes by resolution of the Board which shall be designated Class I, Class II and Class III, respectively, among which the total number of Directors shall be apportioned as nearly equally as possible. The initial Class I Directors shall initially serve for a term expiring at the first annual meeting of shareholders after their election (i.e. the Corporation’s 2023 Annual Meeting of Shareholders). The initial Class II Directors shall initially serve for a term expiring at the second annual meeting of shareholders after their election (i.e. the Corporation’s 2024 Annual Meeting of Shareholders). The initial Class III Directors shall initially serve for a term expiring at the third annual meeting of shareholders after their election (i.e. the Corporation’s 2025 Annual Meeting of Shareholders). At each annual meeting of shareholders of the Company, Directors elected to succeed those Directors whose terms expire at such annual meeting shall be elected for a term of office to expire at the third annual meeting of shareholders of the Corporation following their election. Despite the expiration of a Director’s term, he or she shall continue to serve until the next meeting of shareholders at which Directors are elected. Directors need not be residents of Illinois or shareholders of the Corporation.”